PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-180289
Dated July 26, 2013



Optimization

HSBC USA Inc. Trigger Return Optimization Securities

$8,514,590 Securities Linked to the Financial Select Sector SPDR® Fund due on July 29, 2016

Investment Description

These Trigger Return Optimization Securities (the ''Securities'') are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") linked to the performance of the Financial Select Sector SPDR® Fund (the "Index Fund"). The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Index Fund Return is positive, HSBC will pay the principal amount at maturity plus a return equal to 2.00 (the "Multiplier") multiplied by the Index Fund Return, up to the Maximum Gain of 29.01%. If the Index Fund Return is zero or negative, HSBC will either repay the full principal amount at maturity or, if the Final Price is less than the Trigger Price, you will be fully exposed to the Index Fund's decline and HSBC will repay less than the full principal amount, if anything, resulting in a loss of principal that is proportionate to the negative Index Fund Return. **Investing in the Securities involves significant risks. The Securities do not pay any interest. You may lose some or all of your principal amount. The contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features	Key Dates	
❑ **Enhanced Growth Potential:** At maturity, the Securities enhance any positive Index Fund Return up to the Maximum Gain of 29.01%. If the Index Fund Return is negative, investors may be exposed to the negative Index Fund Return at maturity.	Trade Date	July 26, 2013
	Settlement Date	July 31, 2013
❑ **Contingent Repayment of Principal at Maturity:** If the Index Fund Return is zero or negative and the Final Price is not less than the Trigger Price, HSBC will repay the principal amount at maturity. However, if the Final Price is less than the Trigger Price, HSBC will pay less than the full principal amount, if anything, resulting in a loss of principal to investors that is proportionate to the negative Index Fund Return. The contingent repayment of principal only applies if you hold the Securities until maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.	Final Valuation Date[1]	July 25, 2016
	Maturity Date[1]	July 29, 2016
	[1] See page 3 for additional details	

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE INDEX FUND, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF YOUR INVESTMENT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 6 OF THIS PRICING SUPPLEMENT AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-2 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

These terms relate to an offering of Securities Linked to the Financial Select Sector SPDR® Fund. The return on the Securities is limited by and subject to the Maximum Gain. The Securities are offered at a minimum investment of 100 Securities at the Price to Public described below.

Index Fund	Initial Price	Maximum Gain	Trigger Price	Multiplier	CUSIP/ISIN
Financial Select Sector SPDR® Fund ("XLF")	$20.64	29.01%	$15.48, which is 75% of the Initial Price	2.00	40433X415 / US40433X4152

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this pricing supplement. The Securities offered will have the terms specified in the accompanying prospectus dated March 22, 2012, the accompanying prospectus supplement dated March 22, 2012, the accompanying ETF Underlying Supplement dated March 22, 2012 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC"), nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement for the distribution arrangement.

The Estimated Initial Value of the Securities is $9.497, which is less than the price to public. The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 3 and "Key Risks" beginning on page 6 of this document for additional information.

Offering of Securities to Brokerage Accounts	Price to Public	Underwriting Discount	Proceeds to Issuer
Per Security	$10.00	$0.25	$9.75
Total	$8,482,080.00	$212,052.00	$8,270,028.00
Offering of Securities to Advisory Accounts	**Price to Public**	**Underwriting Discount[1]**	**Proceeds to Issuer**
Per Security	$9.75	$0.00	$9.75
Total	$32,510.00	$0.00	$32,510.00

[1] UBS Financial Services Inc. will act as placement agent for sales to certain advisory accounts at a purchase price to such accounts of $9.75 per Security, and will not receive a sales commission with respect to such sales. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The Securities:		
Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to an offering of Securities linked to the Index Fund identified on the cover page. As a purchaser of a Security, you will acquire a senior unsecured debt instrument linked to the Index Fund. Although this offering relates to the Index Fund identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Index Fund or the index underlying the Index Fund (the "Underlying Index"), or any stocks comprising the Underlying Index, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the ETF Underlying Supplement dated March 22, 2012. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this pricing supplement and in "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. HSBC urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus supplement and the ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and the ETF Underlying Supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦ ETF Underlying Supplement dated March 22, 2012:
   http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

♦ Prospectus supplement dated March 22, 2012:
   http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

♦ Prospectus dated March 22, 2012:
   http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

As used herein, references to the "Issuer," "HSBC", "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated March 22, 2012, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated March 22, 2012 and references to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated March 22, 2012.

Final Terms	
Issuer	HSBC USA Inc. ("HSBC")
Issue Price	$10.00 per Security for brokerage accounts; $9.75 per Security for advisory accounts (both subject to a minimum investment of 100 Securities)
Principal Amount	$10 per Security. The Payment at Maturity will be based on the Principal Amount.
Term	Approximately three years
Trade Date	July 26, 2013
Settlement Date	July 31, 2013
Final Valuation Date[1]	July 25, 2016, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date[1]	July 29, 2016, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Index Fund	Financial Select Sector SPDR® Fund ("XLF")
Trigger Price	$15.48, which is 75% of the Initial Price
Multiplier	2.00
Maximum Gain	29.01%
Payment at Maturity (per $10 Security)[2]	You will receive a payment on the Maturity Date calculated as follows: **If the Index Fund Return is greater than zero,** HSBC will pay you a cash payment on the Maturity Date equal to the lesser of: (A) $10 + [$10 × (the Index Fund Return × the Multiplier)] and (B) $10 + ($10 × the Maximum Gain). **If the Index Fund Return is equal to or less than zero and the Final Price is equal to or greater than the Trigger Price,** HSBC will pay you the principal amount of: $10. **If the Final Price is less than the Trigger Price,** HSBC will pay you a cash payment on the Maturity Date equal to: $10 + ($10 × Index Fund Return) **In this case, you will have a loss of principal that is proportionate to the negative Index Fund Return and you will lose some or all of your principal amount.**

Index Fund Return	$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Initial Price	$20.64, which was the Official Closing Price of the Index Fund on the Trade Date.
Final Price	The Official Closing Price of the Index Fund on the Final Valuation Date.
Official Closing Price	The Official Closing Price on any scheduled trading day will be the Closing Price of the Index Fund on such scheduled trading day, as determined by the Calculation Agent based upon the value displayed on Bloomberg Professional® service page "XLF UP <EQUITY>", or any successor page on the Bloomberg Professional® service or any successor service, as applicable, adjusted by the Calculation Agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
Estimated Initial Value	The Estimated Initial Value of the Securities, which is set forth on the cover page of this pricing supplement, is less than the price you pay to purchase the Securities. The Estimated Initial Value was determined by reference to our or our affiliates' internal pricing models and reflects the implied borrowing rate we pay to issue market-linked securities, which is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities, and the value of the embedded derivatives in the Securities. The Estimated Initial Value was calculated on the Trade Date.
Calculation Agent	HSBC USA Inc. or one of its affiliates.

Investment Timeline



Trade Date	The Initial Price was determined and the Maximum Gain was set.
Maturity Date	The Final Price and the Index Fund Return are determined as of the Final Valuation Date. If the Index Fund Return is greater than zero, HSBC will pay you a cash payment per Security equal to the lesser of: **(A) $10 + [$10 × (the Index Fund Return × Multiplier)]; and** **(B) $10 + ($10 × the Maximum Gain)** If the Index Fund Return is equal to or less than zero and the Final Price is equal to or greater than the Trigger Price, HSBC will pay you a cash payment of $10 per Security. If the Final Price is less than the Trigger Price, HSBC will pay you a cash payment on the Maturity Date equal to: $10 + ($10 × Index Fund Return) **In this case, you may lose some or all of your principal amount.**

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[1] The Final Valuation Date and Maturity Date are subject to postponement if a Market Disruption Event occurs.
[2] Payment at Maturity and any repayment of principal is provided by HSBC USA Inc., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Business Day	A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
Payment When Offices or Settlement Systems Are Closed	If any payment is due on the Securities on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Investing in the Securities involves significant risks. You may lose some or all of your principal amount. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

Investor Suitability

The Securities may be suitable for you if:

- You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You are willing to make an investment where you could lose some or all of your initial investment and are willing to make an investment that may be exposed to the downside market risk of the Index Fund.
- You believe that the Index Fund will appreciate over the term of the Securities and that any appreciation is unlikely to exceed an amount equal to the Maximum Gain of 29.01%.
- You understand and accept that your potential return is limited by the Maximum Gain, and you are willing to invest in the Securities based on the Maximum Gain of 29.01%.
- You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the price of the Index Fund.
- You are willing to hold the Securities to maturity, a term of approximately three years, and do not seek an investment for which there is an active secondary market.
- You accept the risk and return profile of the Securities, in contrast to conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating that would pay interest at prevailing market rates.
- You do not seek current income from your investment and are willing to forgo dividends paid on the Index Fund and the stocks included in the Index Fund.
- You are willing to assume the credit risk associated with HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you including any repayment of principal.

The Securities may not be suitable for you if:

- You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- You seek an investment that is designed to return your full principal amount at maturity.
- You are not willing to make an investment in which you could lose some or all of your principal amount, and you are not willing to make an investment that may be exposed to the downside market risk of the Index Fund.
- You believe that the price of the Index Fund will decline during the term of the Securities and is likely to close below the Trigger Price on the Final Valuation Date, or you believe that the Index Fund will appreciate over the term of the Securities, and that any appreciation will be greater than the Maximum Gain of 29.10%.
- You seek an investment that participates in the full appreciation in the Index Fund or that has unlimited return potential.
- You are not willing to invest in the Securities based on the Maximum Gain of 29.01%.
- You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar or exceed the downside fluctuations in the price of the Index Fund.
- You are unable or unwilling to hold the Securities to maturity, a term of approximately three years, and seek an investment for which there will be an active secondary market.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating that would pay interest at prevailing market rates.
- You seek current income from your investment or prefer to receive the dividends paid on the Index Fund and the stocks included in the Index Fund.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" beginning on page 6 of this pricing supplement and "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and on page S-3 of the prospectus supplement.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but HSBC urges you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Risk of Loss at Maturity** – The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full principal amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Index Fund Return is positive or negative and if the Index Fund Return is negative, whether the Final Price is less than the Trigger Price. If the Final Price is less than the Trigger Price, you will be fully exposed to any negative Index Fund Return, and HSBC will pay you less than the principal amount at maturity, if anything, resulting in a loss of principal that is proportionate to the decline in the price of the Index Fund from the Initial Price to the Final Price. ***Accordingly, you could lose your entire initial investment***.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss even if the price of the Index Fund is above the Trigger Price.

♦ **The Multiplier Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Multiplier or the Securities themselves, and the return you realize may be less than the Multiplier times the Index Fund's return, even if that return is positive and, when multiplied by the Multiplier, does not exceed the Maximum Gain. You can receive the full benefit of the Multiplier and earn the potential Maximum Gain from HSBC only if you hold your Securities to maturity.

♦ **The Amount Payable on the Securities Is Not Linked to the Price of the Index Fund at Any Time Other Than on the Final Valuation Date** – The Final Price will be based on the Official Closing Price of the Index Fund on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Index Fund appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Trigger Price, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Index Fund prior to such decrease. Although the actual price of the Index Fund on the Maturity Date or at other times during the term of the Securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Final Price on the Final Valuation Date.

♦ **The Estimated Initial Value of the Securities is less than the price to public and may differ from the market value of the Securities in the secondary market, if any** – The Estimated Initial Value of the Securities was calculated by us on the Trade Date. We determined the Estimated Initial Value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value reflects the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Securities. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Securities to be more favorable to you. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market (if any exists) at any time.

♦ **The price of your Securities in the secondary market, if any, immediately after the Trade Date will be less than the price to public** – The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Securities, the costs associated with hedging our obligations under the Securities, the underwriting discount and the costs associated with issuing the Securities (such as costs associated with creating and documenting the Securities). These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Securities in the secondary market, if any, the price you would receive for your Securities may be less than the price you paid for them. The price of your Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Index Fund and changes in market conditions, and cannot be predicted with accuracy. The Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Securities to maturity. Any sale of the Securities prior to maturity could result in a loss to you.

♦ **If one of our affiliates were to repurchase your Securities immediately after the Settlement Date, the price you receive may be higher than the Estimated Initial Value of the Securities** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value at the time the terms of the Securities are set for a temporary period expected to be approximately eight months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities that we will no longer expect to incur over the term of the Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the securities based on changes in market conditions and other factors that cannot be predicted.

♦ **Credit Risk of Issuer** – The Securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and could lose your entire investment.

♦ **The Securities Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Securities and could lose your entire investment.

♦ **Limited Return on the Securities** –Your return on the Securities will be limited by the Maximum Gain of 29.01%, regardless of any increase in the price of the Index Fund, which may be significant. Accordingly, the maximum Payment at Maturity will be $12.901 per $10.00 Security. As a result, your return on the Securities may be less than the return on a hypothetical direct investment in the Index Fund.

♦ **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of our affiliates may offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities, which will exclude any fees or commissions paid by brokerage account holders when the Securities were purchased and therefore will generally be lower than that purchase price.

♦ **No Interest** – As a holder of the Securities, you will not receive interest payments.

♦ **No Dividend Payments or Voting Rights** – Owning the Securities is not the same as owning the Index Fund or the stocks comprising the Underlying Index. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of shares of the Index Fund or stocks held by the Index Fund would have.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc. or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or any of their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and such research, opinions or recommendations may be revised at any time. Any such research, opinions or recommendations could affect the price of the stocks held by the Index Fund or the price of the Index Fund, and therefore, the market value of the Securities.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price** – Trading or transactions by HSBC USA Inc., UBS Financial Services Inc., or any of their respective affiliates in the stocks held by the Index Fund or in shares of the Index Fund, or in futures, options, exchange-traded funds or other derivative products on the stocks held by the Index Fund or shares of the Index Fund, may adversely affect the market value of the stocks held by the Index Fund or shares of the Index Fund, and, therefore, the market value of the Securities.

♦ **Potential Conflict of Interest** – HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuers of the stocks held by the Index Fund, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. The Calculation Agent, which may be HSBC or any of its affiliates, will determine the Payment at Maturity based on the Final Price. The Calculation Agent can postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Market Price Prior to Maturity** – The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of the Index Fund; the volatility of the Index Fund; the dividend rate paid on the Index Fund and stocks held by the Index Fund; the time remaining to the maturity of the Securities; interest rates; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

♦ **There Is Limited Anti-dilution Protection** — The Calculation Agent will adjust the Closing Price of the Index Fund, which will affect the Index Fund Return and, consequently, the Payment at Maturity for certain events affecting the Index Fund, such as stock splits and corporate actions. The Calculation Agent is not required to make an adjustment for every corporate action which affects the Index Fund. If an event occurs that does not require the Calculation Agent to adjust the amount of the shares of the Index Fund, the market price of the Securities may be materially and adversely affected. See "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.

♦ **The Index Fund and the Underlying Index Are Different** – The performance of the Index Fund may not exactly replicate the performance of the Underlying Index, because the Index Fund will reflect transaction costs and fees that are not included in the calculation of the Underlying Index. It is also possible that the Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the Underlying Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Index Fund or other circumstances. The Index Fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the Underlying Index and in managing cash flows.

♦ **The Index Fund Is Subject to Management Risk** – The Index Fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Index Fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of the Underlying Index by investing in a portfolio of securities that generally replicate the Underlying Index. Therefore, unless a specific security is removed from the Underlying Index, the Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the Index Fund is subject to the risk that the investment strategy of the Index Fund's investment advisor may not produce the intended results.

- **Concentration of Investment in Particular Sector** – The equity securities held by the Index Fund are issued by companies that are in the following industries: diversified financial services; insurance; commercial banks; capital markets; REITs; consumer finance; thrifts and mortgage finance and real estate management and development. Consequently, the value of the Securities may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for financial products and services in general.

- **Risks Associated with the Financial Sector** – The Index Fund invests in financial services companies, which are subject to extensive governmental regulation that may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. In addition, adverse conditions in the financial industry during the past several years generally has caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Events during the past several years in the financial sector have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign, and caused certain financial services companies to incur large losses. Numerous financial services companies have experienced substantial declines in the valuations of their assets, taken action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions have caused the securities of many financial services companies to experience a dramatic decline in value, as compared to their value pre-2008. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include REITs).

- **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid cash-settled executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled executory contracts.

  In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

  For a more complete discussion of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "What Are the Tax Consequences of the Securities?" on page 11 and the discussion under "U.S. Federal Income Tax Considerations" in the prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price relative to the Initial Price. We cannot predict the Final Price on the Final Valuation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index Fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity per $10.00 Security on a hypothetical offering of the Securities, reflecting the following terms:

Investment term:	Approximately three years
Initial Price:	$20.64
Multiplier:	2.00
Trigger Price:	$15.48 (75% of the Initial Price)
Maximum Gain:	29.01%

Example 1 — **The price of the Index Fund *increases* from the Initial Price of $20.64 to a Final Price of $22.70.** The Index Fund Return is greater than zero and expressed as a formula:

Index Fund Return = ($22.70 - $20.64) / $20.64 = 10.00%

Because the Index Fund Return is greater than zero, the Payment at Maturity for each $10 principal amount of Securities is equal to the lesser of:

(A) $10.00 + [$10.00 × (10.00% × 2.00)], and

(B) $10.00 + ($10.00 × 29.01%)

Payment at Maturity =$12.000

Example 2 — **The price of the Index Fund *increases* from the Initial Price of $20.64 to a Final Price of $26.83.** The Index Fund Return is greater than zero and expressed as a formula:

Index Fund Return = ($26.83 - $20.64) / $20.64 = 30.00%

Because the Index Fund Return is greater than zero, the Payment at Maturity for each $10 principal amount of Securities is equal to the lesser of:

(A) $10.00 + [$10.00 × (30.00% × 2.00)], and

(B) $10.00 + ($10.00 × 29.01%)

Payment at Maturity =$12.901

Example 3 — **The price of the Index Fund *decreases* from the Initial Price of $20.64 to a Final Price of $15.48.** The Index Fund Return is negative and expressed as a formula:

Index Fund Return = ($15.48 - $20.64) / $20.64 = -25.00%

Payment at Maturity = $10.000

Because the Index Fund Return is less than zero, but the Final Price is greater than or equal to the Trigger Price, HSBC will pay you a Payment at Maturity equal to $10.00 per $10.00 principal amount of Securities (a return of zero percent on the principal amount).

Example 4 — **The price of the Index Fund *decreases* from the Initial Price of $20.64 to a Final Price of $8.26.** The Index Fund Return is negative and expressed as a formula:

Index Fund Return = ($8.26 - $20.64) / $20.64 = -60.00%

Payment at Maturity = $10 + ($10 × -60.00%) = $4.000

Because the Index Fund Return is less than zero and the Final Price is less than the Trigger Price, the Securities will be fully exposed to any decline in the price of the Index Fund on the Final Valuation Date. Therefore, the return on the principal amount is -60.00%. In this case, you would incur a loss of 60.00% of the principal amount.

If the Final Price is below the Trigger Price on the Final Valuation Date, the Securities will be fully exposed to any decline in the Index Fund, and you will lose some or all of your principal amount at maturity.

Scenario Analysis – Hypothetical Payment at Maturity for each $10.00 Principal Amount of Securities.

Performance of the Index Fund			Performance of the Securities		
Final Price	Index Fund Return	Multiplier	Return on Securities Purchased at $10.00[1]	Return on Securities Purchased at $9.75[2]	Payment at Maturity
$41.28	100.000%	2.00	29.01%	32.32%	$12.901
$39.22	90.000%	2.00	29.01%	32.32%	$12.901
$37.15	80.000%	2.00	29.01%	32.32%	$12.901
$35.09	70.000%	2.00	29.01%	32.32%	$12.901
$33.02	60.000%	2.00	29.01%	32.32%	$12.901
$30.96	50.000%	2.00	29.01%	32.32%	$12.901
$28.90	40.000%	2.00	29.01%	32.32%	$12.901
$26.83	30.000%	2.00	29.01%	32.32%	$12.901
$24.77	20.000%	2.00	29.01%	32.32%	$12.901
$23.63	14.505%	2.00	29.01%	32.32%	$12.901
$22.70	10.000%	2.00	20.00%	23.08%	$12.000
$21.67	5.000%	2.00	10.00%	12.82%	$11.000
$20.64	0.000%	N/A	0.00%	2.56%	$10.000
$18.58	-10.000%	N/A	0.00%	2.56%	$10.000
$16.51	-20.000%	N/A	0.00%	2.56%	$10.000
$15.48	-25.000%	N/A	0.00%	2.56%	$10.000
$12.38	-40.000%	N/A	-40.00%	-38.46%	$6.000
$10.32	-50.000%	N/A	-50.00%	-48.72%	$5.000
$8.26	-60.000%	N/A	-60.00%	-58.97%	$4.000
$6.19	-70.000%	N/A	-70.00%	-69.23%	$3.000
$4.13	-80.000%	N/A	-80.00%	-79.49%	$2.000
$2.06	-90.000%	N/A	-90.00%	-89.74%	$1.000
$0.00	-100.000%	N/A	-100.00%	-100.00%	$0.000

[1] This "return" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 principal amount Security to the purchase price of $10 per Security for all brokerage account holders.

[2] This "return" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 principal amount Security to the purchase price of $9.75 per Security, which is the purchase price for investors in advisory accounts. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

What Are the Tax Consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the Securities), more than 5% of any entity owned by the Index Fund.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid cash-settled executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach, and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale, exchange or call and HSBC intends to treat any gain or loss upon maturity or an earlier sale, exchange or call as either short-term or long-term capital gain or loss, depending on your holding period in the Security at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled executory contracts.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in a Security is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Security at fair market value and sold them at fair market value on the Maturity Date (if the Security was held until the Maturity Date) or on the date of sale or exchange of the Security (if the Security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Security).

Although the matter is not clear, there exists a risk that an investment in a Security will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired the relevant number of the Underlying Shares at fair market value on the original issue date of such Security for an amount equal to the "issue price" of the Security and, upon the date of sale, exchange or maturity of the Security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

We will not attempt to ascertain whether any of the entities whose stock is owned by the Index Fund would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is owned by the Index Fund were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is owned by the Index Fund and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is owned by the Index Fund is or becomes a PFIC or USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, with respect to non-U.S. Holders, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the Securities.

PROSPECTIVE PURCHASERS OF THE SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES.

Description of the XLF

The XLF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the financial services sector, as represented by the S&P Financial Select Sector Index. As of June 30, 2013, the S&P Financial Select Sector Index included companies from the following industries: commercial banks, capital markets, diversified financial services and real estate.

For more information about the XLF, see "The Financial Select Sector SPDR® Fund" beginning on page S-42 of the accompanying ETF Underlying Supplement.

Historical Performance of the XLF

The following graph sets forth the historical performance of the XLF based on the daily historical closing prices from July 26, 2008 through July 26, 2013 as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service. The historical prices of the XLF should not be taken as an indication of future performance.



Source: Bloomberg Professional® service

The closing price of the XLF on July 26, 2013 was $20.64.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2008	9/30/2008	$24.29	$16.78	$19.96
10/1/2008	12/31/2008	$20.65	$8.68	$12.62
1/2/2009	3/31/2009	$12.82	$5.88	$8.81
4/1/2009	6/30/2009	$13.08	$8.54	$11.97
7/1/2009	9/30/2009	$15.43	$10.83	$14.94
10/1/2009	12/31/2009	$15.76	$13.79	$14.39
1/4/2010	3/31/2010	$16.32	$13.51	$15.97
4/1/2010	6/30/2010	$17.12	$13.70	$13.81
7/1/2010	9/30/2010	$15.09	$13.30	$14.35
10/1/2010	12/31/2010	$16.06	$14.25	$15.95
1/3/2011	3/31/2011	$17.20	$15.80	$16.41
4/1/2011	6/30/2011	$16.75	$14.62	$15.33
7/1/2011	9/30/2011	$15.70	$11.35	$11.83
10/3/2011	12/30/2011	$14.17	$10.96	$13.00
1/3/2012	3/30/2012	$16.01	$13.12	$15.78
4/2/2012	6/29/2012	$15.98	$13.30	$14.62
7/2/2012	9/28/2012	$16.44	$14.09	$15.60
10/1/2012	12/31/2012	$16.70	$15.07	$16.40
1/2/2013	3/29/2013	$18.47	$16.75	$18.19
4/1/2013	6/28/2013	$20.34	$17.76	$19.49
7/1/2013*	7/26/2013*	$20.93	$19.34	$20.64

* As of the date of this pricing supplement, available information for the third calendar quarter of 2013 includes data for the period from July 1, 2013 through July 26, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2013.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable in the same general manner as described in "Final Terms" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Price, and the accelerated Maturity Date will be four business days after the accelerated Final Valuation Date. If a Market Disruption Event exists on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC has agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Securities at the price indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The Agent may allow a concession not in excess of the underwriting discount set forth on the cover of this pricing supplement to its affiliates for distribution of the Securities to brokerage accounts. The Agent will act as placement agent for sales to certain advisory accounts at a purchase price to such accounts of $9.75 per Security, and will not receive a sales commission with respect to such sales.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so. HSBC or HSBC's affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties in connection with the sale of the Securities and the agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the accompanying prospectus supplement.

Validity of the Securities

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Securities offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Securities will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.